OPERATING AGREEMENT

F O R

LILLIAN AUGUSTA, LLC

Effective Date:
April 24, 2020

Prepared by:
Michigan Law Entrepreneurship Clinic
701 S. State St., Ste. 2020
Ann Arbor, Michigan 48109

THE UNITS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAW AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS SUBSEQUENTLY REGISTERED UNDER SUCH ACT OR LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THIS AGREEMENT CONTAINS FURTHER RESTRICTIONS ON TRANSFERABILITY OF INTERESTS IN THE COMPANY.

OPERATING AGREEMENT
FOR
Lillian Augusta, LLC

This Operating Agreement is made and entered into as of April 24, 2020, by and among Lillian Augusta, LLC, a Michigan limited liability company (the "**Company**"), and each of the members listed on the signature pages from time to time attached hereto (each a "**Member**" and collectively, the "**Members**").

ARTICLE I: DEFINITIONS

1.1 "**Act**" means the Michigan Limited Liability Company Act, MCL 450.4101, et seq., 1993 PA 23, as amended.

1.2 "**Admitted Member**" means any Person who, after the initial Operating Agreement is signed, either acquires Units, as defined in Section 1.21, directly from the Company and is admitted as a Member pursuant to and in accordance with the terms of this Operating Agreement or any Person who acquires Units from a Member and is admitted as a Member pursuant to and in accordance with the terms of this Operating Agreement.

1.3 "**Affiliate**" means (i) any Person directly or indirectly controlling, controlled by or under common control with another Person; (ii) any Person owning or controlling 50% or more of the outstanding voting securities of such Person; (iii) any officer, director, Member, partner, or shareholder of such Person; and (iv) and any relative or extended family member of such Person or any officer, director, Member, partner, or shareholder of such Person.

1.4 "**Articles**" mean the Articles of Organization for the Company.

1.5 "**Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax *purposes*, adjusted as follows:

(a) The initial Asset Value of any property contributed to the Company shall be the asset's fair market value as determined at the time of contribution by the Company and the contributing Member.

(b) The Asset Values of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Company, at the following times: (i) the

acquisition of Units by a new Member or the acquisition of additional Units by an existing Member in exchange for more than a *de minimis* capital contribution; (ii) the distribution by the Company of more than a *de minimis* amount of cash or other property to a retiring or continuing Member as consideration for the retirement of all or part of that Member's Units; or (iii) in connection with the liquidation of the Company within the meaning of Treas Reg 1.704-1(b)(2)(ii)(g).

(c) The Asset Value of any asset distributed to a Member shall be adjusted to equal the fair market value of that asset on the date of distribution as determined by the Company.

(d) The Asset Value of Company assets shall be increased or decreased, as appropriate, to reflect any adjustments to the adjusted basis of those assets pursuant to IRC 734(b) or IRC 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Treas Reg 1.704-1(b)(2)(iv)(m) or Section 5.2.7. However, no adjustment shall be made pursuant to this subsection (d) if the adjustment has been made under any other subsection under this Section 1.5.

1.6 "**Bureau**" means the Michigan Department of Licensing and Regulatory Affairs' Corporations, Securities, and Commercial Licensing Bureau or its successor.

1.7 "**Capital Account**" means the capital account maintained for a Member pursuant to Section 3.6.

1.8 "**Capital Contribution**" means, regarding any Member, the amount of money and the initial Asset Value of any property (including any membership interest in any other limited liability company) contributed to the Company by the Member. Capital Contribution shall include each Member's initial Capital Contribution and any additional Capital Contributions.

1.10 "**Company Minimum Gain**" shall have the meaning ascribed to the term "partnership minimum gain" in Treas Reg 1.704-2(b)(2).

1.11 "**Company Nonrecourse Deductions**" shall have the meaning ascribed to the term in Treas Reg 1.704-2(c).

1.12 "**IRC**" means the Internal Revenue Code of 1986, as amended.

1.13 "**Majority in Interest**" means more than sixty-six percent (66%) of outstanding Units entitled to vote.

1.14 "**Member**" means the Person or Persons listed on the signature pages hereto as Members and each Person who is subsequently admitted as an Admitted Member of the Company pursuant to and in accordance with this Operating Agreement.

1.15 "**Member Nonrecourse Debt Minimum Gain**" means an amount determined in accordance with Treas Reg 1.704-2(i)(3) with respect to each Member Nonrecourse Debt that would be Company Minimum Gain if the Member Nonrecourse Debt were a "nonrecourse liability" as that term is defined in Treas Reg 1.704-2(b)(3).

1.16 "**Member Nonrecourse Debt**" means what is ascribed to the term "partner nonrecourse debt" in Treas Reg 1.704-2(b)(4).

1.17 "**Member Nonrecourse Deductions**" means what is ascribed to the term "partner nonrecourse deductions" in Treas Reg 1.704-2(i)(2).

1.18 "**Permanent Disability**." A natural Person shall be deemed to suffer from a Permanent Disability if that Member is determined by a medical doctor who is board certified and licensed to practice medicine in the State of Michigan that this Person, because of a medically determined disease, injury, sickness, or other mental or physical disability, is unable to perform substantially all of his or her regular duties for the Company or is otherwise substantially limited in one or more life activities such that the person is unable to work full time in either case for a period of 6 consecutive months or cumulatively for any period of 12 months in any 24-month period.

1.19 "**Person**" means an individual, a partnership, a limited liability company, a trust, a custodian, an estate, an association, a corporation, a governmental entity, or any other legal entity.

1.20 "**Profits and Losses**" means an amount equal to the Company's taxable income or loss for the fiscal year determined under IRC 703(a) and Treas Reg 1.703-1, adjusted as follows:

(a) All items of income, gain, loss, or deduction required to be separately stated pursuant to IRC 703(a)(1) shall be included.

(b) Tax-exempt income as described in IRC 705(a)(1)(B) realized by the Company during the fiscal year shall be included.

(c) Expenditures of the Company described in IRC 705(a)(2)(B) for the fiscal year, including items treated under Treas Reg 1.704-1(b)(2)(iv)(j) as items described in IRC 705(a)(2)(B), shall be taken into account as if they were deductible items.

(d) Items that are specially allocated to the Members under Sections 5.2 and 5.3 shall be excluded.

(e) Regarding property (other than money) that has been contributed to the capital of the Company, Profit and Loss shall be computed in accordance with the provisions of Treas Reg 1.704-1(b)(2)(iv)(g) by computing depreciation, amortization, gain, or loss on the Asset Value of the property on the books of the Company.

(f) Regarding any property of the Company that has been revalued as required or permitted by regulations under IRC 704(b), Profit or Loss shall be determined based on the Asset Value of the property as determined in the revaluation.

(g) The difference between the adjusted basis for federal income tax purposes and the fair market value of any Company asset shall be treated as gain or loss from the disposition of the asset if (i) any new or existing Member acquires an additional interest in the Company in exchange for a contribution to the capital of the Company or (ii) the Company asset is distributed to a Member as consideration for a partial redemption of the Member's Units (and corresponding Membership Interest percentage) in the Company or in "liquidation" (as this term is defined in Treas Reg 1.704-1(b)(2)(ii)(g)) of the Company's Units.

1.21 "**Unit**" means a Member's interests ("**Membership Interest**") in the profits, losses, and distributions of the Company representing a fractional part of the aggregate interests in the profits, losses, and distributions of the Company of all Members.

1.22 "**Tax Matters Partner**" shall have the meaning ascribed to the term "Tax Matters Partner" under IRC 6231(a)(7).

1.23 "**Treas Reg**" or "**Treas Regs**" means the Treasury Regulations promulgated under the Internal Revenue Code as the context requires.

1.24 "**Vote**" shall have the meaning ascribed to this term in the Act. Additional terms are defined elsewhere in this Operating Agreement.

ARTICLE II: ORGANIZATION

2.1 **Formation.** On March 31, 2020, the Company was organized as a manager-managed Michigan limited liability company by the filing of the Articles as required by the Act. Consistent with the Articles and as provided in Article VIII, the business and affairs of the Company shall be managed by or under the authority of one or more Managers (individually, "**Manager**", and collectively, "**Managers**").

2.2 **Name.** The name of the Company is "Lillian Augusta, LLC". The Company may conduct business under that name or another assumed name or names as determined from time to time by the Managers.

2.3 **Purpose; Powers.** The purposes of the Company are to engage in any activity for which limited liability companies may be formed under the Act. The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act.

2.4 **Duration.** The Company shall commence on the date of filing of the Articles with the Bureau and shall continue perpetually until dissolved pursuant to the terms of this Agreement or the Act.

2.5 **Registered Office and Resident Agent.** The registered office and resident agent of the Company shall be as designated in the initial or amended Articles. The registered office or resident agent may be changed from time to time by the Members. Any such change shall be made in accordance with the requirements of the Act. If the resident agent resigns, the Members shall promptly appoint a successor.

2.6   No Liability of Managers or Members. Unless otherwise provided by law or in this Operating Agreement, a Manager or a Member of the Company is not liable for the acts, debts, or obligations of the Company.

2.7   No Management Authority of Members. Except as otherwise provided for in this Operating Agreement or the Act, no Member, acting in the capacity of a Member, shall have the right, power, or authority to manage the business and affairs of the Company, bind the Company under any agreement, contract or commitment, or otherwise perform any act for or on behalf of the Company.

ARTICLE III: MEMBERSHIP

3.1   Membership Interests. Each Member's ownership of a Membership Interest in the Company shall be represented by certificated or uncertificated Units. The number of Units owned by each Member is set forth in Schedule 1, as such Schedule may be amended from time to time.

3.2   Authorized Units. The total Units which the Company has authority to issue shall be determined from time to time by a Majority in Interest (which determination the Managers shall cause to be reflected as an addendum to Schedule 1), and shall initially consist of 100,000 Units, all of which are issued and outstanding.

3.3   Additional Issuances of Units. Pursuant to any resolution of the Members and to the other restrictions on issuance set forth herein and in the other agreements to which the Company is a party, the Company shall issue authorized but unissued Units at such times and from time to time, to such Persons, in such amounts, at such price and on such other terms and conditions as shall be determined and approved by a Majority in Interest. If any Units are repurchased, redeemed, or otherwise reacquired by the Company, such Units shall be returned to authorized but unissued Units, and such Units shall be available for reissuance in accordance with the terms of this Section 3.3. Other than as set forth in this Section 3.3, the Company shall not offer or issue any Units to any Person, without the approval of a Majority in Interest.

3.4   Initial Capital Contributions. Each Person initially signing this Operating Agreement as a Member has made or will make an initial contribution to the capital of the Company as set forth in Schedule 1. As further contributions, each Member hereby transfers and assigns to the Company (i) the business plan of the Company (the "**Business Plan**") and (ii) any and all right, title, and interest the Member has in the Company's business and any Intellectual Property (as defined below) related to the Company's business, as currently conducted and as contemplated to be conducted pursuant to the Business plan or otherwise. Further, each Member agrees to take all actions reasonably requested by the Company to assist the Company in effecting the forgoing transfer and in establishing, perfecting, defending, enforcing, and protecting the Company's rights in any of the above transferred items, including without limitation assisting in the prosecution of any patent applications included in or based upon the Intellectual Property.

For the purposes of this Agreement, "Intellectual Property" means: (i) United States and foreign patents, trademarks, copyrights and mask works, registrations and applications therefor, and rights granted upon any reissue, division, continuation, or continuation-in-part thereof, (ii) trade secret rights arising out of the laws of any and all jurisdictions, (iii) ideas, inventions, concepts, technology, software, methods, processes, drawings, illustrations, writings, proprietary know-how and show-how, trade names, domain names, and websites, and all rights therein and thereto, (iv) any other intellectual property rights, whether or not registrable, and (v) licenses in or to any of the foregoing. Further, the Member agrees to take all actions reasonably requested by the Company to assist in effecting the foregoing transfer and in establishing, perfecting, defending, enforcing and protecting the Company's rights in any of the above transferred items, including without limitation assisting in the prosecution of any patent applications included in or based upon the Intellectual Property.

3.5   No Additional Capital Contributions. No Members are required to make further capital contributions.

3.6   Member Capital Accounts. A separate capital account shall be maintained by the Company for each Member (each, a "**Capital Account**"). The Capital Account of each member shall be credited with his capital contributions(s) (at net fair market value with respect to any contributed property) and shall be appropriately adjusted to reflect each Member's allocations of profits, gains, losses, deductions, the net fair market value of distributions made to the Member, and any other adjustments as required by Section 704(b) of the Internal Revenue Code of 1986, as amended (the "**Code**"). No interest shall be paid on any Capital Account.

3.7   No Rights to Company Assets. Except as may otherwise be expressly provided in this Operating Agreement or under the Act, no Member is entitled to receive any interest or return on any contributions to the Company or on the Member's Capital Account, nor does any Member have any interest, right, or claim in or to any of the Company's assets.

3.8   Borrowings. The Company may borrow money from any source, including any Member, on the terms and conditions acceptable to the Company. However, if the Company desires to borrow money from a Member, the Company shall give all of the Members the opportunity to participate in the loan on a pro-rata basis (in accordance with the number of Units held by each Member).

3.9   Admission of New Members. By an affirmative vote by a Majority in Interest, the Members may, pursuant to and in accordance with the terms of this Operating Agreement, admit as an Admitted Member any Person determined by the Members to satisfy the criteria established by the Members, in their sole and absolute discretion, for membership in the Company. The Person shall, before being admitted as an Admitted Member of the Company and as a condition to admission, execute any document or documents required by the Company, agree to be and become a Member of the Company, and agree to be bound by the terms of this Operating Agreement.

3.10   No Right of Withdrawal. No Member shall have any right to withdraw from the Company as a Member nor any right to receive any payment or distribution from the Company on any actual or purported withdrawal. Each Member agrees not to withdraw, and each Member waives any right to withdraw and any right to receive any payment or distribution on withdrawal provided for under the Act.

ARTICLE IV: ADMINISTRATIVE PROVISIONS

4.1   Books of Account. At all times during the continuance of the Company, the Company shall keep or cause to be kept full and true books of account reflecting each of the Company's transactions. These books of account, together with a list of the name and address of each Member; a copy of the Articles; copies of the Company's financial statements and federal, state, and local tax returns; reports for the three most recent fiscal years; a copy of this Operating Agreement; and copies of records that would enable a Member to determine the Member's Units shall be maintained at all times at the Company's registered office. These books shall be open to reasonable inspection and examination by the Members at the Company's registered office, during reasonable business hours, on reasonable notice to the Company. The Company may engage certified public accountants to assist in the preparation of the Company's books and financial statements and to render any other services the Company requests.

4.2   Reports. The Company shall furnish to each Member within 90 days after the end of each fiscal year, or as soon as practical, an annual report of the Company's business and operations during the year, together with any information as may be necessary for the preparation of each Member's federal and state income or other tax returns. The annual report shall contain a copy of the Company's annual financial statement showing the Company's gross receipts and expenses and profit or loss and their allocations to each Member for the year.

4.3   Fiscal Year and Accounting Method. The fiscal year of the Company shall be determined in accordance with IRC 706(b) and the regulations promulgated under it. The Company's books and records shall be kept on the cash or accrual method as determined by the Managers.

4.4   Checks. All checks, drafts, orders for the payment of money, notes, or evidences of indebtedness issued in the name of the Company shall be signed by one or more officers or agents of the Company, as shall be determined by the Managers.

4.5   Tax Matters Partner; Member Tax Returns. Any person from time to time designated by the Managers (with such Person's consent) shall be the "Tax Matters Partner", and shall be authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and the expend Company funds for professional services and other expenses reasonable incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. The Tax Matters Partner shall keep the Manager(s) fully informed of the progress of any examinations, audits, or other proceedings. Notwithstanding the foregoing, the Tax Matters Partner shall not settle or otherwise compromise any issue in any such examination, audit, or other proceeding without first obtaining approval of the Manager(s). The initial Tax Matters Partner shall be Nana Britwum.

ARTICLE V: PROFIT AND LOSS ALLOCATIONS

5.1   Allocation of Profits and Losses. After the application of Sections 5.2 and 5.3, Profits and Losses for each fiscal year (or any portion thereof) shall be allocated among the Members on a pro-rata basis, in accordance with the number of Units held by each Member.

5.2   Regulatory Allocations. The following regulatory allocations shall be made in the following order of priority:

5.2.1   Minimum-Gain Chargeback. To the extent and in the manner required by Treas Reg 1.704-2(f)(1), if there is a net decrease in Company Minimum Gain for any fiscal year, each Member shall be specially allocated items of Company income or gain for the fiscal year (and, if necessary, succeeding fiscal years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain determined under Treas Reg 1.704-2(g). This Section 5.2.1 shall be interpreted and applied in a manner consistent with the minimum-gain chargeback requirements of Treas Reg 1.704-2(f).

5.2.2   Member Minimum-Gain Chargeback. To the extent and in the manner required by Treas Reg 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any fiscal year, each Member who has a share of that Member Nonrecourse Debt Minimum Gain, determined in accordance with Treas Reg 1.704-2(i)(5), shall be specially allocated items of Company income and gain for the fiscal year (and, if necessary, succeeding fiscal years) in an amount equal to the Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain, determined in accordance with Treas Reg 1.704-2(i)(4). The items to be allocated shall be determined in accordance with Treas Reg 1.704-2(f)(6). This Section 5.2.2 shall be interpreted and applied in a manner consistent with the minimum-gain chargeback requirement of Treas Reg 1.704-2(i)(4).

5.2.3   Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treas Reg 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain shall be specially allocated to the Member in an amount and manner sufficient to eliminate, as quickly as possible, to the extent required by the Treasury Regulations, the deficit capital account of the Member after the Member's Capital Account is (a) credited for any amounts the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas Reg 1.704-2(g)(1) and (i)(5) and (b) debited for those items described in Treas Reg 1.704-1(b)(2)(ii)(d)(4), (5), and (6). However, an allocation under this Section 5.2.3 shall only be made if and to the extent that the Member would have a deficit capital account (as adjusted in the manner provided for here) after all other allocations provided for in this Article V have been tentatively made as if this Section 5.2.3 were not in this Agreement.

5.2.4   Gross Income Allocation. If any Member has a deficit Capital Account at the end of any fiscal year that is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of this Operating Agreement and (ii) the amount the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas Reg 1.704-2(g)(1) and (i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of the excess as quickly as possible, provided that an allocation pursuant to this Section 5.2.4 shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of this sum after all other allocations provided for in this Article V have been made as if Section 5.2.3 and this Section 5.2.4 were not in the Operating Agreement.

5.2.5 Company Nonrecourse Deductions. Any Company Nonrecourse Deductions shall be allocated among the Members on a pro-rata basis in accordance with the number of Units held by each Member.

5.2.6 Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be specially allocated to the Members who bear the economic risk of loss with respect to the Member Nonrecourse Debt to which Member Nonrecourse Deductions are attributable. This Section 5.2.6 shall be interpreted and applied in a manner consistent with Treas Reg 1.7042(i)(1).

5.2.7 *IRC 754* Adjustments. To the extent an adjustment to adjusted tax basis of any Company Asset pursuant to *IRC 734(b)* or *IRC 743(b)* is required, pursuant to Treas Reg 1.704-1(b)(2)(iv)(m)(2) or (4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's Units in the Company, the amount of the adjustment to Capital Accounts shall be treated as an item of gain or loss, as applicable, and the gain or loss shall be specially allocated to the Members in accordance with their Membership Interest in the Company if Treas Reg 1.704-1(b)(2)(iv)(m)(2) applies or to the Member to whom the distribution was made if Treas Reg 1.704-1(b)(2)(iv)(m)(4) applies.

5.3 Curative Allocations. The allocations in Section 5.2 are necessary to comply with the requirements of the Treasury Regulations. To the maximum extent possible, the regulatory allocations made pursuant to Section 5.2 shall be offset by other items of the Company income, gain, loss, or deduction so that, after the offsetting allocations are made, the Members' Capital Account balances are, to the extent possible, equal to the Capital Account balances the Members would have if the regulatory allocations were not made and all items of income, gain, loss, deduction, or credit were allocated in accordance with each Member's respective Units.

5.4 Allocations Regarding Contributed Property. In accordance with IRC 704(c) and the Treasury Regulations under it, items of income, gain, loss, and deduction with respect to any property contributed to the capital of the Company by any Member shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Asset Value for Capital Account purposes. Whenever the Capital Accounts of Members are required to be adjusted pursuant to Treas Reg 1.704-1(b)(2)(iv)(f) or *(g)* with respect to a revaluation of any asset of the Company, subsequent allocations of income, gain, loss, and deduction, including, without limitation, depreciation with respect to the asset, shall take into account any variation between the then-existing adjusted tax basis of the asset and the Asset Value as adjusted of the asset, as the computations may be required under IRC 704(b) and (c) and the regulations promulgated under them.

5.5 Interpretation. The Members intend that the allocations of the Company's Profits and Losses shall be applied in a manner consistent with IRC 704 and the Treasury Regulations promulgated under it. The provisions of this Article V shall be interpreted in a manner consistent with IRC 704 and the Treasury Regulations promulgated under it.

ARTICLE VI: DISTRIBUTIONS

6.1 Non-Liquidating Distributions.

6.1.1 Subject to Section 6.3, the Company and Members agree that for each fiscal year, the Company shall distribute sufficient cash to the Members (pro rata, in accordance with the number of each Member's Units) for the Members to timely pay when due (whether in estimated tax payments or with a final tax return, as applicable) all federal, state, and local income taxes resulting from the income of the Company being taxed to the Members due to the partnership tax status of the Company ("**Tax Distributions**"). The Company's obligation to make the Tax Distributions shall be deemed to be a liability of the Company and shall be properly reserved for by the Company before making any other non-liquidating distributions. For this purpose, the Members will be deemed to pay tax at the highest marginal corporate income tax rate.

6.1.2 Subject also to Section 6.3, additional distributions may be made to the Members (pro rata, in accordance with each Member's respective Units) in the amounts or forms and at the times determined by the Members.

6.2 Liquidating Distributions. If the Company is dissolved under Article XII or is liquidated within the meaning of Treas Reg 1.704-1(b)(2)(ii)(g), in compliance with Treas Reg 1.704-1(b)(2)(ii)(b)(2), all liquidating distributions shall be made to the Members who have positive Capital Accounts, in accordance with the positive Capital Account balances, but only after the Capital Accounts have been adjusted for all prior contributions and distributions and all allocations under Article V for all fiscal years (including the fiscal year during which the liquidation occurs).

6.3 Restrictions on Distributions. Except as otherwise permitted under the Act, no distribution (non-liquidating or liquidating) shall be made if, after giving the distribution effect, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities. The effect of the distribution shall be measured at the times set forth in the Act.

ARTICLE VII: MEMBER VOTING

7.1 Member Voting. A vote may be cast orally or in writing as determined by the Managers presiding over the meeting. Except as otherwise provided by the Articles or this Operating Agreement, any and all actions, decisions, and approvals of the Members shall require the affirmative vote of a Majority in Interest. All Units shall be voting with each Unit entitled to one vote. The following specific actions shall be authorized only by the consent of Members holding a Majority in Interest:

    (a)   A merger or conversion involving the Company;

    (b)   The dissolution of the Company;

    (c)   An amendment of the Articles or this Agreement;

    (d)   The admission of an Admitted Member;

(e)   Any sale or other disposition of all, or substantially all, of the assets of the Company; and

(f)   The appointment and removal of a Manager.

7.2   Meetings. A meeting of the Members may be called by the Managers or one or more Members holding at least a Majority in Interest. The Managers and any such Member or Members shall provide each of the Members with written notice of the time, place, and purposes of any meeting not less than 5 nor more than 30 days before the scheduled date of any meeting.

A Member may participate in any meeting of the Members by a conference telephone or by other similar communications equipment through which all persons participating in the meeting may communicate with the other participants. Participation in a meeting by a conference telephone or by other similar communications equipment by a Member constitutes presence of the Member in person at the meeting. A Member may waive notice of the time, place, and purpose of any meeting either before or after any meeting is held.

7.3   Adjournment of Meetings. Any meeting of the Members may be adjourned to another time or place by a majority vote of the Units present, regardless of whether such Units constitute a Majority in Interest at the time of the adjournment. If a meeting is adjourned, notice of the adjourned meeting is not required to be given if the time and the place of the adjourned meeting are announced at the meeting at which the adjournment occurs. The Members may transact any business at the adjourned meeting that might have been transacted at the original meeting.

7.4   Actions by Written Consent. Any action required or permitted by the Act, the Articles, or this Operating Agreement to be taken at any meeting of the Members may be taken without a meeting, without prior notice, and without a vote if a written consent setting forth the action taken is signed by the Members who collectively own a Majority in Interest.

ARTICLE VIII: MANAGEMENT

8.1   Management by Managers. The Company's day-to-day business and affairs shall be run by one or more Managers, as shall be designated by a Majority in Interest. By execution of this Agreement, the parties hereby acknowledge and agree that the initial Managers shall be Jannice Newson and Nana Britwum, who shall serve as the initial Managers of the Company and continue as the Managers until their resignation or removal. At all times, the Company shall have at least one Manager.

8.2   Power and Authority of Managers. Except as otherwise provided in this Operating Agreement or required under the Act, any and all decisions and actions concerning the business and affairs of the Company shall be made by the Managers alone. Except as otherwise provided in this Operating Agreement or required under the Act, the Managers have the sole power and authority to act, on behalf of the Company, to make all decisions and to take all actions necessary or convenient to carry out the Company's business and affairs.

8.3   Resignation; Removal; Vacancy. Any Manager may resign at any time. Any Manager may also be removed by the Members at any time without prior notice, for any or no reason whatsoever. If any Manager resigns, is removed, or otherwise unwilling or unable to serve as a Manager, the Members may appoint a successor.

8.4   Delegation of Authority. The Managers may delegate to one (1) or more individuals, each of whom will serve at the pleasure of the Managers, the authority to carry out the Company's day-to-day business activities. Any authority delegated by the Managers under this Section 8.4 is subject to the limitations contained in this Agreement, non-waivable provisions of applicable law, and the specific authorization given by the Managers; provided, however, that any authorization may be amended, modified, or revoked by a vote of the Managers at any time. For convenience of reference, the Managers may designate officers of the Company, including a Chief Executive Officer, Chief Operating Officer, Secretary, or Treasurer. Such officers shall have the duties assigned by the Managers, including those specifically listed in this Section 8.4.

8.4.1   Chief Executive Officer. Subject to the powers and duties expressly reserved for the Members and the Managers, the Chief Executive Officer shall generally lead the Company and ensure that other officers fulfill their respective responsibilities. In addition, the Chief Executive Officer shall see that all orders and resolutions of the Members and Managers are effected and shall exercise and perform such other powers and duties as may from time to time be assigned to him or her. The initial Chief Executive Officer shall be Jannice Newson.

8.4.2   Chief Operating Officer. Subject to the powers and duties expressly reserved for the Members and the Managers, the Chief Operating Officer shall assist the Chief Executive Officer in the administration and operation of the Company's business and in the general supervision of its policies and affairs. The initial Chief Operating Officer shall be Nana Britwum.

ARTICLE IX: INDEMNIFICATION; EXCULPATION OF LIABILITY

9.1   Indemnification. The Company shall indemnify, defend, and hold harmless a Member and/or Manager (and, if applicable, their officers, directors, shareholders, general or limited partners, employees, agents, successors, and assigns) from and against any and all losses, damages, liabilities, claims, demands, obligations, fines, penalties, expenses (including reasonable fees and expenses of attorneys engaged by a Member and/or a Manager in defense of any act or omission), judgments, or amounts paid in settlement by such Member and/or Manager by reason of any act performed, or omitted to be performed, by him, her, or it, in connection with the Company's business or in furtherance of the Company's interests or in connection with any proceeding to which the Member and/or Manager is a party or is threatened to be made a party because he, she or it, was a Member and/or Manager, except for the receipt of a financial benefit to which the Member is not entitled, for liability under Section 308 of the Act, MCL 450.4308, or for a knowing violation of law.

9.2   Monetary Liability of Managers. The Managers shall not be monetarily liable to the Company or its Members for that Manager's breach of any duty established in Section 404 of the Act except, however, that the Manager shall not be absolved of liability, and that individual shall be liable for the receipt of a financial benefit to which such individual is not entitled for liability under Section 308 of the Act, MCL 450.4308, or for a knowing violation of law.

ARTICLE X: TRANSFERS OF UNITS

10.1 Restrictions on Transfers of Units.

10.1.1 Except as otherwise provided herein, no holder of a Unit ("**Holder**") shall sell, assign, encumber, or otherwise transfer, voluntarily or involuntarily, with or without consideration, all or part of any such interest whether now held or hereafter acquired, unless such Holder has first given the notices and made offers to sell as provided herein, and no such offer has been accepted. A Unit is transferable only strict compliance with the terms of this Agreement.

Any certificate representing Units owned by a Member shall conspicuously bear the following legend:

> THE OWNERSHIP, ENCUMBRANCE, PLEDGE, ASSIGNMENT, SALE, TRANSFER, OR OTHER DISPOSITION OF THE UNITS EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE RESTRICTIONS IN AN OPERATING AGREEMENT BETWEEN THE MEMBER, THE COMPANY, AND THE OTHER MEMBERS. THAT AGREEMENT CONTAINS CERTAIN RIGHTS AND OPTIONS OF THE COMPANY AND THE OTHER MEMBERS TO PURCHASE THESE UNITS. A COPY OF THE OPERATING AGREEMENT IS ON FILE AT THE OFFICE OF THE COMPANY. ANY ENCUMBRANCE, PLEDGE, ASSIGNMENT, SALE, TRANSFER, OR OTHER DISPOSITION OF THESE UNITS CONTRARY TO THE OPERATING AGREEMENT SHALL BE NULL AND VOID AND OF NO EFFECT WHATSOEVER.

In the event of the dissolution of a Member that is a corporation, limited liability company, partnership, limited partnership, or any other entity, the successors in interest of the dissolved Member shall, for the purposes of winding up the affairs of the dissolved Member, have the rights of a mere assignee of the Member's Units in the Company, as provided in the Act, and shall not become an additional or substitute Member.

10.1.2 Notwithstanding the foregoing to the contrary, a Member may transfer the Member's Units to a revocable trust created for the benefit of and subject to the exclusive dominion and control of the Member during the lifetime of the Member (a "**Permitted Trust Transfer**"), provided that the Permitted Trust Transfer is made in accordance with the terms of Section 10.4. The Units held shall be subject to and shall be bound and governed by all of the provisions of this Operating Agreement. On a Permitted Trust Transfer and the execution by the trustee (or trustees) of a written agreement, in form and substance satisfactory to the Company, pursuant to which the trustee (or trustees) agree to be bound by the terms of this Operating Agreement, the trustee (or trustees) of any such trust shall automatically be admitted as an Admitted Member in accordance with the terms of Section 10.4.

10.2 Transferee's Rights. Notwithstanding the transfer of part or all of the Units owned by a Member, whether or not in compliance with the provisions of this Article X, under no circumstances shall any transferee be admitted as an Admitted Member except in accordance with the terms of Section 10.4. No transferee shall have any right to vote on or participate in the management or affairs of the Company, unless and until the transferee qualifies and is admitted as an Admitted Member in accordance with the terms of Section 10.4. A transferee who is not admitted as an Admitted Member shall be entitled only to the profits, losses, and distributions allocated to the Units under this Operating Agreement.

10.3   Transferor's Rights. A Member who transfers all or part of the Units owned by the Member shall no longer have any rights regarding the Units transferred (even if the transferee is not admitted as an Admitted Member) but shall continue to have all of the liabilities and obligations regarding the Units even if the liabilities and obligations are assumed by the transferee. A Member shall cease to be a Member in the Company on the transfer of all of the Units owned by the Member whether or not the transferee is admitted as an Admitted Member.

10.4   Admission of Admitted Member.

10.4.1 A transferee pursuant to a Permitted Trust Transfer shall automatically be admitted as an Admitted Member unless:

(a)   the transfer will, in the opinion of counsel satisfactory to the Company, result in the termination of the Company for federal income tax purposes;

(b)   the transfer will, in the opinion of counsel satisfactory to the Company, result in the Company not qualifying for an exemption from the registration requirements of federal or any applicable state securities law;

(c)   the transfer otherwise would, in the opinion of counsel satisfactory to the Company, result in any adverse tax consequence to the Company or the Members;

(d)   the transfer will be to a "foreign person" as that term is defined in the Foreign Investment Real Property Tax Act of 1980, as amended; or

(e)   the transfer will result in the default under a loan agreement or other material agreement to which the Company or any of its assets are subject.

10.4.2 No other transferee shall be admitted as an Admitted Member unless and until:

(a)   one or more Members holding a Majority in Interest consent to the transferee's admission as an Admitted Member;

(b)   the transferee furnishes to the Company the transferee's taxpayer identification number and any and all other information necessary or appropriate for the Company to file any and all required federal and state tax forms and returns; and

(c)   the transferee executes a written agreement, in a form satisfactory to the Company, pursuant to which the transferee agrees to be bound by all of the terms of this Operating Agreement.

10.5   Right of First Refusal.

     10.5.1 If any Holder wishes to convey, sell, assign, encumber or otherwise transfer all or part of their Units and said Holder receives a bona fide written offer from a non-Affiliate ("**Bona Fide Offer**"), the Holder shall immediately provide the Company and the other Members with written notice, together with a copy of the Bona Fide Offer (signed by the prospective purchaser) and any and all information (including any related documents). For a period of 60 days following the receipt of the notice and information, the Company shall have the exclusive right and option ("**First Option**"), but not the obligation, to elect to purchase all of the Units subject to the Bona Fide Offer at the same price and terms as in the Bona Fide Offer. If the Company fails to exercise the First Option, for an additional 60-day period, the other Members of the Company shall have the exclusive right and option ("**Second Option**"), but not the obligation, to purchase all of the Units subject to the Bona Fide Offer on a Pro-Rata Basis at the same price and terms as in the Bona Fide Offer. If the Members fail to exercise the Second Option as provided above, the Member desiring to sell the Units may sell them subject to the Bona Fide Offer to the purchaser named in the Bona Fide Offer but only if the sale is made strictly in accordance with all of the terms of the Bona Fide Offer. However, if the sale pursuant to the Bona Fide Offer is not consummated within 60 days following the expiration of the Second Option, the Member desiring to sell the Units must once again give the Company the First Option and the other Members the Second Option to purchase the Units on a Pro Rata Basis before any transfer of any Units pursuant to that or any other Bona Fide Offer. If either the First Option or Second Option is exercised, the sale of Units shall be closed in the time frame provided for within the Bona Fide Offer or at any time within 60 days following the exercise of the option at the sole election of the party exercising that option.

     10.5.2 The terms of Section 10.5.1 shall not apply to any transaction subject to Article XI of this Operating Agreement.

     10.5.3 For the purposes of Article X of this Operating Agreement, "**Pro-Rata Basis**" with reference to the purchase of any Units of a selling Member by the remaining Members means that basis of sharing pursuant to each of the remaining Members' respective percentage interests in the outstanding Units of the Company (excluding the Units owned by the selling Member), and if one or more of the remaining Members declines to purchase the Member's entire share of the Units being sold, unpurchased Units shall again be offered to the remaining Members (other than any declining Member) in accordance with their revised respective percentage interests (excluding any Units of the selling Member or any declining Member), and the foregoing process shall be repeated until all of the remaining Units of the selling Member to be purchased by the remaining Members are purchased.

10.6   Mandatory Offer to Sell in Absence of a Bona Fide Offer or on Another Triggering Event. If any Member desires for any reason to transfer any of the Units then owned by the Member in the absence of a Bona Fide Offer or automatically on the occurrence of any of the triggering events set forth in Sections 10.7, 10.8 or 10.9, the Member's legal representative or successor shall immediately provide the Company and the other Members with written notice and, on the occurrence of any such triggering event, the Member shall be deemed to have made an offer to sell all of the Member's Units at the price and on the terms as provided in Sections 10.10, 10.11, 10.12, and 10.13 of this Operating Agreement. For a period of 60 days following the receipt of the written notice, or within a 30-day period following the determination of the Purchase Price under the terms of this Article X, whichever is longer, the Company shall have the exclusive right and option, but not the obligation, to purchase all of the Member's Units at the price and on the terms in Sections 10.10, 10.11, 10.12, and 10.13 of this Operating Agreement. If the Company fails to exercise this option, for an additional 30-day period the other Members of the Company shall have the exclusive right and option, but not the obligation, to purchase the Units not acquired by the Company on the same price and terms as available to the Company. Any purchase of Units by the other Members of the Company shall be made on a Pro-Rata Basis. If the other Members fail to exercise their option to purchase the Units, the Member desiring to sell the Units shall not be permitted to transfer the Units unless and until the Member obtains a Bona Fide Offer for the Units and complies with Section 10.5 and, until such time, all of the Units shall continue to be subject to all of the terms of Article X.

10.7   Involuntary Transfers. Each Member agrees that if a Member suffers any involuntary transfer or purported involuntary transfer of part or all of that Member's Units, including, but not limited to, any transfer or purported transfer resulting from bankruptcy, insolvency, divorce, or otherwise, that Member shall immediately provide the Company and all other Members with written notice and the Member shall be deemed to have made on the date of that event an offer to sell all of the Member's Units pursuant to Section 10.6 and the Company and other Members shall have the option, but not the obligation, to acquire the Units in the manner set forth in Section 10.6. For the purpose of this section, an involuntary transfer shall be deemed to have occurred at the moment a petition in bankruptcy is filed by or against the Member, a petition seeking the appointment of a receiver over the Member's property is filed by or against the Member, or a complaint of divorce is filed by or against the Member.

10.8   Death and Permanent Disability. Each Member who is a natural Person and each Member that is a trust agree for that Member and the Member's legal representatives or successors (including the successor trustee (or trustees) of a trust holding the Units pursuant to a Permitted Trust Transfer) that on the death or Permanent Disability of that Member who is a natural Person or of the natural Person who is trustee of such trust, an offer to sell all of the Member's Units will be deemed to have been made pursuant to Section 10.6 and the Company and the other Members shall have the option to acquire those Units in the manner set forth in Section 10.6.

10.9   Termination of Employment or Association. If a Member who is a natural Person or a natural Person who is the trustee of a trust that is a Member is employed by or otherwise actively involved in the Company's business, whether as a Manager, officer, independent contractor, or otherwise, and that natural Person resigns, is terminated, is removed, is no longer performing services for the Company, or is no longer actively involved in the business of the Company, whether for cause, without cause, voluntarily, involuntarily, or for any reason or no reason whatsoever, an offer to sell all of such Member's Units shall be deemed to have been made pursuant to Section 10.6 of this Operating Agreement and the Company and other Members shall have the option to acquire such Units in the manner set forth in Section 10.6.

10.10 Purchase Price. The Purchase Price to be paid on the purchase and sale of Units sold pursuant to Sections 10.7, 10.8, or 10.9 of this Operating Agreement shall be the Fair Market Value ("**FMV**") of the Units as determined by an independent appraiser jointly selected by the purchaser(s) and seller(s). If they cannot agree on an appraiser, the purchasers shall select one appraiser and the seller shall select another, and the two appraisers shall in turn select a third appraiser, whose appraisal shall be controlling. The Purchase Price to be paid on the purchase and sale of Units sold pursuant to Section 10.5 of this Operating Agreement shall be the price agreed upon by the parties in accordance with Section 10.5.

10.11   Payment of Purchase Price. The Purchase Price shall be paid in full by a certified or bank cashier's check at the Closing (as defined in Section 10.12) or, at the sole election of the Company or Members purchasing the Units, the Purchase Price shall be paid by the delivery of a certified or bank cashier's check in an amount equal to 20 percent of the Purchase Price and the balance shall be paid pursuant to a nonnegotiable promissory note of the Company (the "**Note**") providing for equal annual payments of principal, together with accrued interest, over the following 5-year period beginning on the first anniversary of the Closing. The Note, which shall be executed and delivered at Closing, shall provide for interest equal to the prime rate of interest published in the *Wall Street Journal* as of the date of the Note, which the rate of interest shall be adjusted thereafter on each anniversary of the Note to the prime rate published by the *Wall Street Journal.* The Note shall also provide that it may be prepaid without penalty, in whole or in part, at any time and from time to time. On default in any payment due under the Note for over 30 days, the holder of the Note shall have the option to declare the entire unpaid balance immediately due and payable.

10.12   Closing. The sale and purchase of Units pursuant to this Article X shall be consummated at a closing (the "**Closing**") to be held within 60 days following the determination of the Purchase Price. The Member selling the Units is sometimes referred to as the Seller and the Company or Member purchasing the Units is sometimes referred to as the Purchaser.

10.12.1   The Closing shall take place at the principal office of the Company or at another place the parties to the transaction may agree to in writing.

10.12.2   The date and time of the Closing shall be established by the Company, which shall provide written notice to the Seller at least seven days before the Closing.

10.12.3   At the Closing, the Purchaser shall pay for the Units in the manner provided by Section 10.11 and the Seller shall execute and deliver (a) any certificates representing all of the Units to be sold, duly endorsed for transfer, free and clear of all liens, encumbrances, and claims whatsoever and (b) such form (or forms) of assignment and other documents required by the Purchaser to legally and completely sell, transfer, and assign the Units to the Purchaser.

10.12.4   If the Seller protests the Closing, does not attend the Closing, or otherwise does not deliver the appropriate certificates and/or assignments at the Closing, then:

(a)   the sale, transfer, and assignment of the Units shall nonetheless occur and be effective without the requirement of any action being taken by the Seller,

(b)   the Purchase Price (and cash and/or Note, as applicable) shall be deposited with the Company, and

(c)   the Company shall be entitled to and shall automatically and unilaterally adjust its books to reflect that the Units have in fact been sold, transferred, and assigned to the Purchaser.

10.12.5 Each Manager is irrevocably appointed as Seller's true and lawful attorney in fact with the power to execute and deliver in the Seller's place and stead all certificates, instruments, and documents necessary or incidental to the sale, transfer, and assignment of the Units at the Closing. This power of attorney is irrevocable and is coupled with an interest and does not terminate on the Seller's disability, but continues as long as this Operating Agreement is in effect.

10.13 Setoff. If any amount is or becomes payable by the Seller to the Purchaser, the Purchaser shall have the option to elect to reduce, on a dollar-for-dollar basis, any amount due or payable to the debtor Member under this Operating Agreement or otherwise by any such amount due or payable by the Seller to the Purchaser. This elective right of setoff shall be cumulative and in addition to any and all additional remedies to which the Purchaser may be entitled at law or equity.

ARTICLE XI: SALE OF THE COMPANY

If the Company receives an offer to purchase all or substantially all of the assets of the Company or an offer to be a party to a merger, a share exchange, or other combination or if one or more Members who own, individually or together, a Majority in Interest (the "**Controlling Member(s)**") receives an offer to purchase the Units of the Controlling Member(s) and the Controlling Member(s) desire to accept the offer, each Member agrees to the following:

(a)   The terms and restrictions in Sections 10.1 and 10.5 shall not apply to such transaction.

(b)   Each other Member shall cooperate fully in any such transaction and execute any document that may be desired or required and to take any other action and do any other thing that may be desired or required.

(c)   At the option of the Controlling Member(s), each other Member shall sell the Member's Units to the Company, the Controlling Member(s), or to the Person offering to purchase the Units of the Controlling Member(s) at the price and on the terms provided in the offer.

(d)   Any liability of the Members for post-closing adjustments and indemnification shall be shared by the Members, among themselves, by contribution, according to their respective Units unless otherwise agreed to by the Members.

ARTICLE XII: DISSOLUTION OF COMPANY

12.1 Dissolution of Company. The Company shall be dissolved and its affairs wound up on the first to occur of any one of the following:

(a)   the time, if any, specified in the Articles;

(b)   the happening of the event, if any, specified in the Articles;

(c)   the affirmative vote of one or more Members holding a Majority in Interest; or

(d)   the entry of a decree of judicial dissolution.

12.2   Winding Up. On the dissolution of the Company, the Managers shall promptly commence the winding up of the Company's business and affairs pursuant to and in accordance with the Act. All Company assets shall be distributed to in accordance with Article VI.

ARTICLE XIII: MISCELLANEOUS PROVISIONS

13.1   Amendments. This Operating Agreement may only be amended only by the written consent of one or more Members holding a Majority in Interest.

13.2   Waiver of Breach. The waiver of a breach of any provision of this Operating Agreement shall not operate as or be construed as a waiver of any subsequent breach. Each and every right, remedy, and power granted to any party by this Agreement or allowed it by law shall be cumulative and not exclusive of any other.

13.3   Severability. If any of the provisions of this Operating Agreement or its application to any party under any circumstances is adjudicated to be invalid or unenforceable, the invalidity or unenforceability shall not affect any other provision of this Operating Agreement or its application.

13.4   Entire Operating Agreement. The Articles and this Operating Agreement (the "**Organizational Documents**") constitute the entire agreement among the parties pertaining to affairs of the Company and the conduct of its business. The Organizational Documents supersede and terminate any and all other previous or contemporaneous communications, representations, understandings, agreements, negotiations, and discussions, whether oral or written, between the parties pertaining to the affairs of the Company and the conduct of its business.

13.5   Interpretation. Where appropriate in this Operating Agreement, words used in the singular shall include the plural, and words used in the masculine include the masculine, feminine, and neuter.

13.6   Assignment and Delegation. The rights and obligations of the parties under this Operating Agreement may not be assigned or delegated.

13.7   Notice. All notices required to be sent pursuant to this Operating Agreement shall be personally delivered or mailed by certified or registered mail to the addresses of the Members indicated in the Company's books, or emailed to the email addresses of the Members indicated in the Company's books. Notice of a Member's change of address shall be mailed by certified mail to the Company's registered office.

13.8   Governing Law. This Operating Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, notwithstanding that any party is or may later become domiciled in a different state or jurisdiction. Any and all clams, actions, or proceedings concerning any dispute arising hereunder shall be brought only in state courts sitting in Wayne County, Michigan or, if appropriate, the United States District Court for the Eastern District of Michigan.

13.9   Counterparts. This Operating Agreement may be executed in duplicate original counterparts, and all copies of this Operating Agreement so executed shall be deemed to be one Operating Agreement.

13.10 Securities Laws. Each Member acknowledges and represents:

(a)   that the Units have not been registered under the Securities Act of 1933, as amended, or under the securities acts of any state in reliance on applicable exemptions under those laws and may not be assigned or otherwise transferred without registration or an exemption, and

(b)   notwithstanding any provisions in this Operating Agreement, that no Units may be offered or sold and no transfer of any Units will be made either by the Company or the Members unless

(i)   the Units are registered under the Securities Act of 1933 and any applicable state securities laws or

(ii)   an opinion of counsel for the Company is obtained to the effect that registration is not necessary.

13.11 Conflicts of Interest. THE MEMBERS ACKNOWLEDGE THAT THE COUNSEL WHO PREPARED THIS AGREEMENT IS LEGAL COUNSEL FOR THE COMPANY AND THAT THEY (A) HAVE BEEN ADVISED THAT THEY SHOULD SEEK THE ADVICE OF THEIR OWN INDEPENDENT COUNSEL, INCLUDING TAX COUNSEL, AND (B) HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF SUCH COUNSEL. THE MEMBERS WAIVE ANY AND ALL CLAIMS THEY MAY HAVE AGAINST LEGAL COUNSEL PREPARING THE AGREEMENT, INCLUDING ANY AND ALL CLAIMS OF ANY POSSIBLE CONFLICT OF INTEREST REGARDING THIS AGREEMENT OR ITS PREPARATION.

[Signatures on following page.]

The parties have signed this Operating Agreement, effective as of the date first written above.

COMPANY:

Lillian Augusta, LLC, a Michigan limited liability company

By: _____
        Jannice Newson
Its: Manager

By: _____
        Nana Britwum
Its: Manager

MEMBERS:

_____
Jannice Newson

_____
Nana Britwum

Schedule 1			
Member	**Units**	**Capital Contribution**	**Percentage Interest**
Jannice Newson	70,000	$ 34,650	__70%__
Nana Britwum	30,000	$ 27,025	__30%__
Total	**100,000**	**$ 61,675**	**100%**